EXHIBIT 21.1
Subsidiaries of the Registrant
The registrant has 304 consolidated wholly-owned subsidiaries that hold office buildings or direct or indirect interests therein in the United States. The names of these subsidiaries, along with the names of other subsidiaries of the registrant, have been omitted in accordance with the instructions to Item 601(b)(21) of Regulation S-K.